Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

This Management’s Discussion and Analysis is prepared as of July 12, 2013

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of July 12, 2013 and focuses on the Company’s financial condition and results of operations for the quarter ended May 31, 2013 and should be read in conjunction with the Company’s unaudited consolidated financial statements for the quarter ended May 31, 2013 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”). The Company adopted IFRS on September 1, 2011 with a transition date of September 1, 2010. All dollar figures included therein and in the following MD&A are quoted in Canadian Dollars unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “R” or to “Rand” are to South African Rand.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” and “forward-looking information” within the meaning of applicable US and Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect,” “anticipate,” “estimate,” “may,” “could,” “might,” “will,” “would,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “strategy,” “goals,” “objectives,” “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

  revenue, cash flow and cost estimates and assumptions;
  production estimates and assumptions, including production rate, grade per tonne and smelter recovery;
  project economics;
  project debt financing;
  future metal prices and exchange rates;
  mineral reserve and mineral resource estimates; and
  production timing.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the technical reports described herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013
  additional financing requirements;
  history of losses and ability to continue as a going concern;
  no known mineral reserves on most of the Company’s properties and delays in, or inability to achieve, planned commercial production;
  discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;
  fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar;
  metals price volatility;
  difficulty enforcing certain judgments involving United States federal securities laws;
  the Company’s potential guarantee obligations under the proposed Project Loan Facility (as defined herein), if consummated;
  delays in the start-up of the Project 1 (defined herein) platinum mine which could result in a default under the Project Loan Facility, if consummated;
  the ability of the Company to retain its key management employees; conflicts of interest;
  any disputes or disagreements with the Company’s joint venture partners; failure of the Company or such joint venture partners to fund their obligations;
  certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;
  the Company’s designation as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;
  exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;
  property and mineral title risks including defective title to mineral claims or property;
  changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;
  equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013
  environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations;
  the mineral exploration industry is extremely competitive;
  risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to legislation;
  no expectation of paying dividends, share price volatility, global financial conditions and dilution due to future issuances of equity securities; and
  the other risks disclosed under the heading “Risk Factors” in the Company’s annual information form (“AIF”) dated November 23, 2012 which is available electronically at www.sedar.com.

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the mineral resource and mineral reserve estimates included in this MD&A are well established, by their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein has been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

1. DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia company amalgamated on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements in the Republic of South Africa and in Canada.

The Company’s current complement of managers, staff and consultants in Canada consist of approximately 14 individuals and the Company’s complement of managers, staff, consultants and casual workers in South Africa consist of approximately 40 individuals.

The WBJV Project 1 platinum mine (“Project 1”) is operated by the Company on an “owner managed-contractor” basis. At present the Company has 19 of its staff and 24 human resources and labour consultants assigned to Project 1 while underground mining contractor JIC Mining Services (“JIC”) has assigned approximately 380 people to the project working on both the north and south mines. Civil contractors currently have approximately 433 people working on site at Project 1 assigned to surface earth works and construction, an electrical substation on site, security services and perimeter security fencing. Engineering, procurement, construction and management (“EPCM”) contractor DRA Mining Pty Ltd. completed its initial engagement with the Company for Phase 1 underground development of the north mine declines in mid-2012, after which Company personnel assumed management over underground services provided by JIC. Since January 2013 DRA Mineral Projects (pty) Ltd. (“DRA”) has been formally engaged as EPCM contractor for commencement of Phase 2 surface infrastructure including mill and flotation circuit construction. DRA has now assigned approximately 41 engineers, project managers and administrators to Project 1 both at site and in their Johannesburg offices. Of the people working on site at Project 1 in South Africa at present, approximately 30% are people from the local communities surrounding Project 1.

General office space and support services in Canada and South Africa are unchanged in the quarter. New office premises are required in the fourth fiscal quarter due to the expiration of lease arrangements in Canada and growth in South Africa. In addition to its existing general office space, the Company utilizes facilities at the Company-owned Sundown Ranch property for mine site administration, site induction and staff services. The Company also uses a secure compound and core storage facility at the Company-owned Elandsfontein Farm, adjacent to Project 1.

New Personnel

The Company is following a plan and strategy with regard to the hiring of new personnel as Project 1 advances. During the nine month period the Company’s South African operating subsidiary hired a senior Financial Manager, a Safety Health and Environment Manager, a Social and Labor Plan Coordination & Execution Manager, and a senior Cost Engineer and a Cost Accountant.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

2. PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company evaluates the carrying value of its property interests on a regular basis. Any properties management deems to be impaired are written down to their estimated net recoverable amount or written off. For more information on mineral properties, see below and Notes 5 and 6 of the Company’s Financial Statements.

South African Properties

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of Project 1 is conducted through Maseve Investments 11 (Pty.) Ltd. (“Maseve”), a company owned 74% by PTM RSA and 26% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”).

Projects 1 and 3 – Operations in the Period

During the quarter ended May 31, 2013, the Company incurred $28.06 million in development costs for Project 1. During the quarter ended May 31, 2013, the Company did not incur any costs on Project 3, located adjacent to the north of Project 1. In the prior year comparative period, total Project 1 and Project 3 expenditures amounted to $29.65 million. At May 31, 2013, the Company carries total deferred development costs related to Project 1 of $148.79 million and another $3.19 million related to Project 3. Wesizwe’s non-controlling 26% interest in Maseve is recorded at $45.56 million as of May 31, 2013.

The Phase 1 development program was budgeted at R856.83 million (approximately US$100 million at the time). Including the effect of both increases and decreases in scope, Phase 1 was completed in March 2013 at a total cost of R777.20 million; however a further amount of R81.3 million related to deferred expenditures for electrical services is still expected to be incurred, bringing the Phase 1 total cost essentially to budget. Phase 1 was completed approximately 12 weeks behind original schedule as set at commencement. Schedule delays occurred as a result of the time taken to obtain permits and sub-optimal civil contractor performance early in Phase 1 related to electrical procurement, construction of sumps and high wall steel work installation. These delays caused difficulty in the scheduling of duties and handover between civil and underground contractors. Initial underground mining cycle times and face advance were less than planned as well, a situation which was later rectified. During the February 14, 2013 Section 54 Notice period described below the mine site was shut down for a further 20 days.

The north decline box cut excavation brings the working area down an access ramp from surface for 128 metres linear and 20 metres vertical to where the north declines enter the underground. From the portal entrance or “collar” the north declines are now approximately 1,220 metres linear and approximately 210 metres vertical into the underground. Multiple cross cuts of 10 metres in length and multiple re-muck bays have also been installed as well as sumps and ground support.

The Merensky Reef was intercepted in the north declines on March 28, 2013 within 10 metres of where it was projected to be in the mine geological model. An underground drive along the strike of the deposit has now advanced on the Merensky reef northward for approximately 140 metres. The 1st raise position into the Merensky Reef panel has been reached and the raise has advanced approximately 5.5 metres. The first raise development in progress will open and evaluate the initial block planned for mining. The north declines themselves are continuing and turns into development headings for a vent raise and targeting mine blocks below the current development level are now underway. At one location near the bottom of the north declines and at one location along the vent raise drive localised rock conditions have required the installation of additional support.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

Crews working on the north declines regularly achieve rates of face advance at more than the planned 100 metres per month as described in the technical report entitled “Updated Technical Report (Updated Feasibility Study Western Bushveld Joint Venture Project 1 (Elandsfontein and Frischgewaagd)” dated November 20, 2009 with an effective date of October 8, 2009 prepared by Gordon I. Cunningham, Charles J. Muller, Timothy V. Spindler and Byron Stewart (the “2009 UFS”). The rate of underground development in the north and south declines continues to be an important factor with respect to future mine production rates.

During the year ending August 31, 2012, geo-technical drilling and survey work was completed at the planned site of the twin southern declines. A tender process was completed and the Company awarded a contract for earthworks and civil construction at the south decline site. This work commenced after a mining right for Project 1 was granted in April 2012 (the “Mining Right”). As of the date of this MD&A, the south box cut is complete and underground mining and has now advanced the twin declines for approximately 80 metres. The south decline Phase 2 development is behind the original planned schedule. The development of the south declines is progressing slower than anticipated due to poor ground conditions in the first 50 metres vertical from surface. The south declines are expected to move out of poor near surface conditions in the next month and development rates are planned to improve.

On June 14, 2013 the Company announced that as a result of the slower development rates in the south mine and a one month project delay as a result of Section 54 safety work stoppages, the targeted start date for first concentrate production has been adjusted by six months to mid-2015. The ramp-up profile for production from this date forward over the following two years is similar to previous projections provided the amended start date is considered.

Since late 2012 the Company and DRA have been working on design work and preparations for the Phase 2 construction of milling, concentrating and tailings facilities. Tenders for major mill components have been adjudicated and orders have now been placed. Phase 2 construction at Project 1 commenced in early January 2013 and earth works and laydown areas for mill and concentrator facilities are now under construction and well advanced. Major mill components have been ordered. Expected deliveries for all major components remain on schedule.

Ancillary servicing for the north decline site, including buildings, piping, cabling, fencing and security, has been completed. Electrical generating capacity has been overwhelmed by demand in recent years in South Africa, but additional capacity is currently under construction. See “Risk Factors”.

South African power utility company ESKOM (“ESKOM”) gave notice to Maseve in March 2013 that it will be unable to install a planned 132KVA power infrastructure for delivery of a full 40MVA service to Project 1 as scheduled in late 2014. Notwithstanding this the Company expects that power requirements for Project 1 will be provided as required. Power lines and a sub-station at commercial scale have been installed on site and a construction supply of 1.5 megavolt amperes (“MVA”) was installed to the property in 2012. Eskom is currently installing transformers for the initial 10MVA service to site and commissioning of that service is expected in fiscal Q4. The operation does not require more than 20 MVA for several years and the full 40MVA service is not required until 2017 and beyond in the current mine plan. Eskom’s engineers and the Company have approved a plan to use an existing 88KVA regional infrastructure to provide the mine site with power as needed during ramp-up and documentation for this change is in progress.

The Company has paid deposits to ESKOM of R51.71 million (approximately $5.31 million at May 31, 2013) of R142.22 million in estimated costs (approximately $14.61 million at May 31, 2013) for ESKOM’s work in designing and constructing infrastructure for the delivery of electrical power to the property.

In February 2013 the National Regulator of South Africa approved an 8% annual increase for the next five years. This escalation is within the general sensitivities for total costs as considered in the 2009 UFS. Increased power costs will affect all producers of platinum in South Africa.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

At full capacity the Project 1 mine is estimated to require a maximum water supply of 6 megalitres/day (“ML/day”). In 2011, Maseve entered into an agreement with regional water supplier Magalies Water (“Magalies”) for a temporary 0.5 ML/day water supply. The construction of a water pipeline to site was completed in 2012 and the temporary water supply is now in service. On site water management infrastructure was built at a scale suitable for full scale production for Project 1. An agreement between Maseve and Magalies for a permanent water supply of 6 ML/day was executed in late November 2012 and full scale service is expected to begin when required in late 2013 or in 2014. Magalies currently has existing capacity to supply Project 1, but will need to complete new regional infrastructure to meet expected mine and municipal demand in the future.

On September 5, 2012, Maseve received notice from Rustenburg Platinum Mines Ltd. (“RPM”) regarding RPM’s exercise of its 60-day right of first refusal to enter into an agreement with Maseve on terms equivalent to indicative terms agreed to by Maseve with another commercial off-taker for the sale of concentrate produced from Project 1 and Project 3. Formal legal off-take agreements were executed in April 2013 based on the third party indicative terms. The terms of the executed off-take agreement with RPM are not materially different than those modeled in the 2009 UFS

Project 1- Safety

The Company considers safety at Project 1 to be its first priority. A formalized safety training, testing and monitoring regime administered by a third party specialized consulting firm has been underway for Project 1 since commencement of Phase 2 and continues at present.

On February 13, 2013 Moshiko Molepo, an employee of a surface earth works contractor, was involved in an incident on surface at the WBJV Project 1 (Maseve) mine site on February 13, 2013 and subsequently died while under medical care. A formal inquiry with respect to the fatality is scheduled for August 2013 and the Company will cooperate fully with the DMR in order to improve safety going forward.

Subsequent to the accident described above, on February 14, 2013 a Notice under Section 54 of the Mine Health and Safety Act (1996) required the Company to stop all operations on site pending compliance with various instructions in the notice and until upliftment of the notice by the principal inspector of mines. The notice was uplifted on March 5, 2013 and the Company resumed mine building operations and underground development.

Project 1- Financial Overview

The Company completed a definitive feasibility study in July 2008 (“2008 FS”) and the 2009 UFS in October 2009 for Project 1, which was at that time a portion of the Western Bushveld Joint Venture (“WBJV”) in South Africa. Included in each study is a declaration of four element or “4E” reserve ounces of combined platinum, palladium, rhodium and gold at the time of publication.

The base case for the 2009 UFS was modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of R8 to the U.S. Dollar.

The Company completed an equity financing in October 2010 and a portion of the proceeds was used to initiate a US$100 million Phase 1 development and bulk sample program at Project 1, which also included surface and earth works.

In April 2012, the Company completed a revised cost budget estimate based on post-2009 UFS work for inclusion in a financial model for the Lenders (as defined herein). The Company referred to industry sources and Qualified Persons for updated cost information and also applied experience gained during procurement and construction under the Phase 1 development program currently underway. The revised peak funding estimate, which is calculated in Rand, was published in April 2012 and includes both Phase 1 and Phase 2 in their entirety. The revised estimate was approximately US$506 million (at R8 to the US$) for the construction and commissioning of Project 1, representing an escalation of approximately 14% since the 2009 UFS. Operating costs per tonne were estimated to have escalated approximately 24% since the 2009 UFS. These operating cost escalation estimates are in keeping with inflation rates and industry experience in South Africa since 2009.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

On June 14, 2013 the Company announced that as a result of the slower development rates in the south mine and a one month project delay as a result of Section 54 safety work stoppages, the targeted start date for first concentrate production has been adjusted by six months to mid-2015. The ramp-up profile for production from this date forward over the following two years is similar to previous projections.

Since April 2013 there has been significant volatility and a negative trend in the market prices for base metals and for gold and other precious metals such as platinum and palladium. The Company is also seeing escalation in Rand terms at Project 1 in areas such as labour, diesel fuel, power and certain supplies. These escalations have been consistent with those seen in the South African mining industry in general over the last 18 months. Major service contracts and equipment purchase contracts are collectively in keeping with previous cost estimates plus industry escalation. The Company’s original cost estimates were modelled at 8 Rand to the US Dollar. With the Rand currently at or near 10 Rand to the US dollar these cost escalations are substantially offset in dollar terms and on longer term metal price assumptions the net effect of escalation and project delays at present is estimated at less than a 10% increase from previous cost estimates in US dollars, however weakening metal price assumptions or a stronger Rand will each have a negative effect on peak funding estimates for Project 1. The escalation of costs, metal price volatility, production ramp up timing and Rand volatility are all important risks for Project 1.

Apart from being delayed for an estimated six months, the general mine plan for Project 1 is substantially unchanged from the 2009 UFS with a steady state production rate of 275,000 4E platinum, palladium, rhodium and gold and a focus on early Merensky ore.

The Company intends to apply up to $160 million of the net proceeds of the equity offering that closed on January 4, 2013 towards the Company's 74% share of Phase 2 development costs at Project 1.

Project 1- Senior Loan Facility

On August 1, 2011, the Company entered into an agreement mandating a syndicate of banks to arrange for a US$260 million project finance loan to Maseve for the development of Phase 2 of Project 1 (the “Project Loan Facility”). Societe Generale, a major European bank and financial services company, later joined the group of lead arrangers consisting of Barclays Bank plc, together with its affiliate Absa Capital, The Standard Bank of South Africa Limited and Caterpillar Financial SARL (together, the “Lenders”). The Lenders have a global presence and direct platinum industry experience and the syndicate includes two of South Africa’s major banks.

The completion of technical, financial and legal due diligence by the Lenders was announced by the Company on October 12, 2012. Credit committee approval by the Lenders was announced on December 6, 2012. Finalization of certain terms and definitive documentation is now underway. The execution of final loan documentation and then draw down on the Project Loan Facility will be subject to certain conditions precedent, including, among other things, the Company having sufficient funding on hand for its required equity contribution to the project as required by the Lenders, the acquisition and maintenance of all requisite permits and licences and the establishment of an agreed metals hedging program and the completion of loan documentation.

One condition precedent to draw down on the Project Loan Facility is a requirement for the completion of the US$100 million Phase 1 program (which has been completed), followed by the Company and Wesizwe investing Maseve’s share of forward project peak funding (referred to herein as “required additional equity”) on Project 1. Of the expected required additional equity amount, the Company must provide 74%, while Wesizwe will be responsible for 26%.

The Lenders are expected to require a cost overrun account funded by the Company and Wesizwe for Project 1 of between US$50 million and US$100 million, of which the Company will be responsible for 74%. The final size of the cost overrun facility is currently in process of determination by the Lenders and their Independent Technical Expert.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

The Company will be required to guarantee the obligations of Maseve by a pledge of its 74% interest in the capital of Maseve. Wesizwe will likewise be required to provide a guarantee by way of a pledge for its 26% holding in Maseve. See “Risk Factors”.

There is no certainty that the Project Loan Facility will reach financial close or that drawdown on the Project Loan Facility will occur. Failure by the Company to satisfy one or more conditions precedent, or an adverse material change or event, could result in the Project Loan Facility not being consummated, or if consummated, later terminated in accordance with the proposed terms thereof. In the event the Project Loan Facility is consummated, the Project Loan Facility is expected to have a maximum available term expiring on August 31, 2020.

In addition to an arrangement fee and a commitment fee, interest is expected to be payable on the balance of the Project Loan Facility withdrawn at a rate of LIBOR plus 5.0% pre completion, LIBOR plus 4.75% for two years post completion and LIBOR plus 5.25% from two years post completion until maturity.

Labour in South Africa

There has recently been significant labour unrest and demands for higher wages by certain labour groups across the gold and platinum mining industries in South Africa. Illegal or “unprotected” strikes have occurred at several mines since the beginning of August 2012. In limited cases, wage increases have been agreed to by the management of some mining companies. To date, the Company has seen no adverse labour action on its site at the Project 1 mine.

The Company has worked closely with local communities and human resource specialists Requisite Business Solutions for several years in order to create a database of local persons interested in work at the Project 1 mine, including their skill and experience details. The Company has set a minimum target of 30% local employment for the mine, including persons under the employ of contractors. At present approximately 30% of the onsite workforce is comprised of local persons from the surrounding communities.

The primary union at Project 1 representing the workers of underground mining contractor JIC is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with JIC, NUM and its own employees. Should higher salaries and wages occur across the industry, the Company will likely be required to comply with higher pay bands, and an increase in labour costs, and therefore operating costs, could occur. See “Risk Factors”.

Project 1 - Mineral Resources and Reserves

The Company provided a statement of mineral reserves for Project 1 in the 2009 UFS and an updated statement of mineral resources for Project 1 in a NI 43-101 technical report dated November 20, 2009 entitled “An Independent Technical Report on Project Areas 1 and 1A of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”). An updated NI 43 101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) was later filed with respect to Project 3. Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold (14.067 million tonnes @ 6.19 grams/tonne (“g/t”), 5.361 million indicated 4E ounces (30.392 million tonnes @ 5.49 g/t) and 0.047 million inferred 4E ounces (0.176 million tonnes @ 8.33 g/t). Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t). Of the mineral resources stated above for Project 1, there are 1.756 million 4E ounces (11.764 million tonnes @ 4.64) categorized as proven mineral reserves and 2.91 million 4E ounces (19.782 million tonnes @ 4.57 g/t) categorized as probable mineral reserves. Mineral reserves and mineral resources reported above are from combined Merensky and UG2 reef tonnes. The Company holds a 74% interest in the 4E ounces attributable to Project 1 and Project 3 as described above. Additional information regarding grades, prill splits, sampling and reserve and resource calculations can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

Mineral reserves are a sub-set of measured and indicated mineral resources included in the UFS and take into account mining factors and are not in addition to the mineral resources.

Cautionary Note to U.S. Investors with respect to the information above: The Company uses the terms “measured resources,” “indicated resources,” and “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that measured and indicated mineral resources will ever be converted into reserves or that part or all of an inferred resource exists or is economically or legally minable. In the following tables, the Company also presents proven and probable reserves calculated under NI 43-101, which differs from the standards of SEC Industry Guide 7. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, the disclosure below may differ materially from the reserve estimates and other disclosures that would be provided by a U.S. public company.

Project 1 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Anglo American Platinum Limited (“Anglo”) (37% interest held through its subsidiary RPM), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Anglo contributed an additional 5km2 area of prospecting rights into the WBJV. Africa Wide was subsequently acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the “Consolidation Transaction”). On April 22, 2010, the Consolidation Transaction was completed and the WBJV was dissolved. As a result Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3. The combined area covered by the mineral rights for Projects 1 and 3 held through Maseve comprises approximately 47km2 of the original 72km2.

The Company also received a 37% interest in Maseve in exchange for its share of Projects 1 and 3. Wesizwe received a 45.25% initial interest in Maseve in exchange for the mineral rights it transferred to Maseve. In exchange for rescinding its 18.5% of Project 2 to Wesizwe, the Company received an additional 17.75% interest in Maseve, bringing its holdings in Maseve to 54.75% ..

Through the Consolidation Transaction the Company acquired the Maseve Subscription Right entitling it to subscribe for a further 19.25% interest in Maseve, from treasury, in exchange for a subscription amount of R408.81 million. On January 14, 2011, the Company exercised the Maseve Subscription Right in the amount of R408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Wesizwe’s 26% share of expenditures for Projects 1 and 3 (the “Escrowed Maseve Funds”). As of May 31, 2013 approximately R162.61 million ($16.7 million) of the Escrowed Maseve Funds, including earned interest, remained in escrow.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

Under the terms of the Consolidation Transaction agreements, RPM held a 60-day right of first refusal on the sale of ore or concentrate produced from Project 1, Project 2 and Project 3. On September 5, 2012, Maseve received notice from RPM that they would exercise RPM’s right of first refusal to enter into an agreement with Maseve on terms equivalent to terms agreed to by Maseve with another commercial off-taker for the planned sale of concentrate produced from Project 1. A formal off-take agreement between RPM and Maseve was executed in April 2013.

Waterberg Joint Venture, South Africa

PTM RSA applied for a prospecting right for the Waterberg JV area in 2009 and in September 2009 the DMR granted PTM RSA a prospecting right for the requested area. Later in October 2009, PTM RSA entered into an agreement (the “JOGMEC Agreement”) with JOGMEC and Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) whereby JOGMEC could earn up to a 37% participating interest in the project for an optional work commitment of US$3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis (US$1.12 million). See further details at “History of Acquisition” below.

Activities in the period ended May 31, 2013

Drilling on the Waterberg Joint Venture project area (“Waterberg JV”) has resulted in the inferred mineral resources discussed below. Drilling was underway at May 31, 2013 with fifteen machines operating on a roughly 250 metre grid, with several machines on 500 metre or greater step outs. Subsequent to May 31, 2013 the number of rigs is being reduced as the planned drilling on the joint venture area nears completion.

In April 2012, JOGMEC completed their US$3.2 million earn in requirement to earn a 37% interest in the Waterberg Joint Venture. Following JOGMEC’s earn-in the Company funded Mnombo’s 26% share of costs for US$1.12 million and the earn-in phase of the joint venture ended in May, 2012. An approved post earn-in 2012 budget for the joint venture was initially set by the joint venture partners at US$8.37 million. In February 2013 the joint venture partners increased the post earn-in budget to US$13.0 million. At the time of writing a further 2013 budget in the amount of US$7.0 million is in process of approval. To May 31, 2013 approximately US$16.29 million has been spent on the joint venture post earn-in. The Company has funded the Company’s and Mnombo’s combined 63% share of this work for a cost of US$10.26 million with the remaining US$6.03 million funded by JOGMEC. At May 31, 2013 an amount of US$1.85 was due and receivable from JOGMEC. The Company has approved a budget for calendar 2013 to fund its 63% share (including Mnombo’s 26% share) of 2013 work expenditures for the joint venture.

On September 5, 2012 the Company announced an initial mineral resource for the Waterberg property. The details are contained In the technical report entitled “Updated Exploration Results and Mineral Resource Estimate for the Waterberg Platinum Project, South Africa” located on the Northern Limb of the Bushveld Complex, with an effective date of November 5, 2012, prepared by Kenneth Lomberg (the “Waterberg Report”). In the report the independent Qualified Person recommends a forward budget in the amount of $10.0 million, which the Company is undertaking with the joint venture partners as described above.

On February 1, 2013 the Company announced an updated inferred mineral resource estimate on the Waterberg Joint Venture property. On March 18, 2013 the Company filed the associated National Instrument 43-101 technical report. The report, entitled “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” is dated effective February 1, 2013 and was prepared by Kenneth Lomberg, B.Sc. (Hons) Geology, B. Com., M. Eng. Pr.Sci.Nat., MGSSA, of Coffey Mining (SA) Pty Ltd. supporting the disclosure of the updated inferred mineral resource estimate.

A resource update for the joint venture area is on schedule for publication in August 2013.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

Waterberg - Mineral Resources

Based on exploration and drilling results to the end of January, 2013, an updated inferred mineral resource estimate containing 10.12 million ounces of platinum, palladium and gold (“3E”) for the T- and F-layer mineralization on the property Ketting 368LR within the Waterberg JV area was announced by the Company on February 1, 2013. The mineral resource estimate considers the first 40 holes drilled on the project area, with deflections, for a total of 207 intercepts completed. Since that time approximately another 71 holes, with deflections, have been completed or are in progress with 6 drill rigs in operation as at the date of this MD&A.

The updated inferred mineral resource estimate covers the first 2.8km of T-layer and 5.4km of F-layer strike length heading north and starting from the southern boundary of the property position. The F mineralized layers have now been intercepted in boreholes up to 0.75km up-dip to the east of the updated mineral resource area.

The inferred mineral resource estimate includes two “T” and two “F” mineralized layers. The most important layers are the 4.1 meter thick “T2” and 5.5 meter thick “FP” layers. The T layers are very well correlated in terms of geochemical markers and lithology and have a characteristic metal split of approximately 50% Palladium, 29% Platinum and 21% Gold. The F layers are approximately 5.5 metres thick on average, having an approximate metal split of 65% Palladium and 31% Platinum and 4% Gold.

The “T” layers have been intercepted from 124 metres below surface to 1,375 metres deep. For the updated inferred mineral resource estimate, the “T” and the “F” layers have been modeled to a maximum depth of 1,000 metres below surface depth. The “T” layers appear to truncate up-dip at 124 metres deep as they meet the overlying Waterberg sediments, while the “F” layers are intersected from approximately 208 metres below surface in drilling to date.

The four main mineralized layers for which an inferred mineral resource estimate is declared are presented below (as at February 1, 2013):

Layer	Stratigraphic Thickness (m)	Tonnage (Mt)	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+ Au (koz)	Cu (%)	Ni (%)
T1	2.58	4.33	0.91	1.37	0.52	2.80	32:49:19	390	0.21	0.11
T2	4.08	25.46	1.07	1.87	0.78	3.72	29:50:21	3,045	0.17	0.09
T Total	3.76	29.78	1.05	1.79	0.75	3.59	29:50:21	3,435	0.18	0.09
FH	4.02	7.19	1.09	2.37	0.20	3.66	30:65:6	847	0.10	0.22
FP	5.46	55.95	1.01	2.10	0.14	3.25	31:65:4	5,838	0.06	0.16
F Total	5.24	63.15	1.02	2.13	0.15	3.29	31:65:4	6,685	0.06	0.17
Total Project	4.63	92.93	1.03	2.02	0.34	3.39	30:60:10	10,120

Notes:

(1)	The Qualified Person for the information in the table above, derived from the Waterberg Report, is Kenneth Lomberg, who was independent of the Company as of the date of the Waterberg Report.
(2)

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected be environmental, permitting, legal, marketing or other relevant issues. The quantity and grade of reported inferred mineral resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the mineral resource will be converted to a mineral reserve.

Cautionary Note to U.S. Investors with respect to the information in the tables above and discussion: In the preceding tables, the Company presents “inferred resources,” which are recognized and required by Canadian regulations but not recognized by the SEC. “Resources” are not “reserves” and so do not have demonstrated economic viability. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Furthermore, under Canadian rules, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally minable. In addition, while disclosure of contained ounces in a resource is permitted disclosure under Canadian securities laws, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without references to unit measurements. Accordingly, the disclosure below may differ materially from the disclosure that would be provided by a U.S. public company.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

Aggregating the “T” and “F” layers, the deposit outlined and declared so far is estimated to contain the following inferred mineral resources: 6.040 million ounces of palladium; 3.071 million ounces of platinum; and 1.009 million ounces of gold.

In order to be considered as a mineral resource estimate, it is necessary to consider “the reasonable prospects for economic extraction” of the mineral resource under consideration. For the Waterberg JV, a high level economic analysis was conducted which confirmed that the estimated mineral resource at Waterberg met this requirement.

The “T1”, “T2” and both “F” layers average three to six metres in thickness, as compared to the classic MR and UG2 Chromitite Layer which are traditionally mined with average thicknesses of approximately 1 to 1.4 metres each. The grade-thickness on the “F” layers appears to be increasing as exploration progresses to the north.

On December 3, 2012 the Company announced additional new drill intercepts further confirming the continuity of the Waterberg Inferred Resources area and the continuity of the “T” and “F” mineralized layers. Results included a T layer intercept of 10.5 meters grading 15.46 grams per tonne (“g/t”) platinum, palladium plus gold (“2E+Au”) and an F layer intercept of 6 meters grading 4.52 g/t 2E+Au.

On February 4, 2013 the company announced that the F Layers had been intercepted in post updated resource drilling up to 750 m east of the updated resource area. At the time of writing this MD&A an update news release of compiled F Layer drill and assay results is pending.

On June 10, 2013 the Company announced that Hole WB-99 intersected 25.5 meters of the T2 layer grading 6.4 grams per tonne 3E (1.86 g/t Platinum, 3.20 g/t Palladium and 1.37 g/t Gold, 0.34% copper, 0.17% nickel) over a core length of 25.5 metres at a depth of 681.0 metres to 706.5 metres. Included is a higher grade intercept of 2.5 metres of 12.2 g/t 3E at 698.5 metres to 701.0 metres. This intercept is located 800 meters northeast along strike from previous T2 layer intercepts and 300 meters northeast of the blocks in the current T2 layer resources. The assays from WB-99 display the distinctive T layer metal ratios of approximately 29% Platinum, 50% Palladium and 21% Gold. Prior to hole WB-99 drilling in 2013 was focused on fill-in drilling on the F layers, at 250 metre spacing, up-dip from the current area of declared F reef resources.

The Waterberg discovery has a current strike length totaling 5.4 kilometers and remains open along strike and up-dip. All layers remain open to depth beyond the resource model.

History of Acquisition

Under the terms of the JOGMEC Agreement any mineral products derived by the joint venture from the property are to be taken by each participant in proportion to its then participating interest in the joint venture. Provided JOGMEC or its nominee holds at least a 30% interest in the joint venture, JOGMEC or its nominee has the exclusive right to direct the marketing of the mineral products of the other participants for a 10-year period from first commercial production on an equivalent to commercially competitive arm’s length basis and has the first right of refusal to purchase at prevailing market prices any mineral products taken by another participant as its share of joint venture output.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo from its shareholders in exchange for cash payments totaling R1.2 million and agreeing to pay for Mnombo’s 26% share of project costs to feasibility (bringing the Company’s share of project costs to 63%). When combined with the Company’s 37% direct interest in the Waterberg JV (taking into consideration the JOGMEC earn-in), the 12.974% indirect interest held by the Company through Mnombo brings the Company’s effective interest in the Waterberg JV to 49.974% . Mnombo remains over 50% held for the benefit of historically disadvantaged South African (“HDSA”) individuals, as defined by the Mineral and Petroleum Resources Development Act, 28 of 2002 (“MPRDA”) and the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”), and is a qualified black economic empowerment (“BEE”) corporation under the BEE Act.

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the west (one farm for 39.38km 2), north (one farm for 62.72km 2) and east (one farm for 16.08km 2) of the existing Waterberg JV area. The 16.08km 2 farm to the east was granted in January 2013. During February and March of 2013 the Company received letters from the DMR advising that the remaining 102.1km 2 of prospecting permit applications within the Waterberg Joint Venture area have been accepted. Formal grant is now subject to the completion and filing of appropriate environmental management plans and the Company conducting consultation with communities, all of which has now been completed and filed with the DMR. These three new prospecting rights cover a total area of 118km2, bringing the total area in the joint venture with JOGMEC and Mnombo to 255km2.

Waterberg Extension Licenses

During early 2012 the Company applied to the DMR for further prospecting rights totaling 665.39km 2 adjacent to the north and east of the existing and applied for joint venture area. This 665.39km 2 area of new prospecting rights (known as the Waterberg Extension) is not included in the existing joint venture with JOGMEC. The Company holds a direct 74% interest and Mnombo holds a 26% interest in this new area, leaving the Company with an 86.974% effective interest. The Company currently owns no surface rights in the Waterberg area.

During February and March of 2013 the Company received letters from the DMR advising the Company that the prospecting right applications comprising the Waterberg Extension have been accepted. Formal grant is now subject to the completion and filing of appropriate environmental management plans and community consultation, all of which has now been completed and filed with the DMR. These requirements are normal in the grant of license process. Upon final approval of these filings the licenses will be granted and the Company will be able to conduct step-out drilling northerly along the projected strike extension of the known Waterberg deposit area.

In late March and early April 2013 the Company conducted a Fugro differential gravity and magnetic airborne survey in the Waterberg Region. Approximately 2,500 line kms were flown at 100 metre and 200 metre spacing over and along strike from the known deposit area.

Non-Material Mineral Property Interests

Other non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa, the Sable Joint Venture (as defined below) and the Company’s various mineral property interests in Ontario, Canada and Northwest Territories, Canada. These non-material property interests are not, individually or collectively, material to the Company and are described below.

South Africa – Other Properties

Expenditures during the period ended May 31, 2013 on projects in South Africa other than Project 1, Project 3 and Waterberg totaled $0.53 million (May 31, 2012 - $0.44 million). During 2012 and 2011, all costs for these other projects were recovered from joint venture partners.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

War Springs and Tweespalk Properties, South Africa

Since 2005, the Company has been actively exploring its War Springs and Tweespalk projects, which are located on the Northern Limb of the Bushveld Complex in South Africa. The War Springs property covers 22km2 and is located 24km south of the Anglo open pit Mogalakwena Mine (formerly the “PPRust platinum mine”) along the same “Platreef” section of the Bushveld Complex. Exploration has consisted of diamond drilling, geophysical surveys and ground prospecting. In March 2008, the Company reported an inferred resource on a 100% basis of 1.676 million ounces 3E at a grade of 1.11 g/t with a minor credit for copper and nickel. See “Cautionary Note to U.S. Investors”. Additional information regarding grade, prill splits, sampling and resource calculations can be found in an NI 43-101 technical report dated June 18, 2009 entitled “Revised Inferred Mineral Resource Declaration War Springs (Oorlogsfontein 45K2), Northern Limb Platinum Property, Limpopo Province, Republic of South Africa” (the “War Springs Report”) filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Subject to vendor payments due upon a decision to mine, the Company holds a 70% interest in the War Springs project and Africa Wide and Taung Platinum Exploration (Pty) Ltd. (“Taung Platinum”) each hold a 15% interest carried to feasibility study. Taung Platinum is an affiliated company of Moepi Platinum (Pty.) Ltd., which is Platmin Ltd.’s BEE partner in South Africa.

In March 2009, the Company announced an option agreement with JOGMEC, pursuant to which JOGMEC may earn 35% (one half of the Company’s interest) of Platinum Group’s interest in the War Springs project by incurring US$10 million in expenses over five years. Since March 2009 a total of 17,222 metres of drilling in 20 boreholes have been completed on the War Springs project with JOGMEC funding. Total expenditures incurred by JOGMEC to August 31, 2011 on War Springs amounted to approximately $2.9 million. During the year ended August 31, 2012, the drilling program was completed and JOGMEC indicated that it does not plan to fund further work on this project. The Company is considering further work or possible joint ventures for the project at this time.

Sable Joint Venture, South Africa

During 2009, the Company acquired by application prospecting permits in South Africa which became the Sable Joint Venture project area on the Western Limb of the Bushveld Complex, west of Pretoria. Sable Platinum Mining (Pty) Limited (“Sable Platinum”) is earning a 51% interest in exchange for funding approximately R 42.0 million (approximately $6 million in 2009) in work on the project, while a private Black Economic Empowerment group will hold 26%. The Company was the operator of the project until mid-March 2012, after which time operatorship was transitioned to Sable Platinum.

Canadian Properties

Mineral property acquisition costs deferred during the period ended May 31, 2013 on projects in Canada totalled $0.028 million (May 31, 2012- $0.006 million). Exploration costs incurred during the period ended May 31, 2013 for Canadian properties totalled $0.005 million (May 31, 2012- $1.47 million).

Lac Des Iles, Ontario

The Company maintains a large mineral rights position in the Lac des Iles and Thunder Bay North areas of the Thunder Bay Mining District, Ontario as a strategic holding against increasing prices for palladium and platinum. At the beginning of fiscal year 2012, the Company held 100% interest in a total of 625.12km 2 in this region; however during the year a number of peripheral claims and low priority properties were dropped and their associated deferred costs were written off. The core long term holding in the Lac des Iles area consisting of the 11 claim Shelby Lake and South Legris properties has been maintained. These 11 claims are subject to 2.0% net smelter return (“NSR”) royalties, which the Company may buy back. The North Y, Diagonal and a few peripheral properties were abandoned during the reporting period and the Disraeli West property was abandoned after February 28, 2013. Land holdings by the Company within the Thunder Bay Mining District at the time of this MD&A total 360.16km 2. In the Sudbury Mining District, the Company retains a majority interest in an additional 60.3km 2 of mineral rights at the Agnew Lake property after the dropping of two claims during the period.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

To date, five properties staked or acquired since 2011 have been drill tested for younger intrusive targets and a new type of platinum mineralization found in the district based on airborne geophysics survey results, geological ground work, geochemistry and compilation of historic data. A total of 4,274 metres have been drilled in 17 holes, of which 2,891 metres in nine holes have been drilled on 100% owned properties. Diamond drilling completed within the previous fiscal year ended August 31, 2012 totaled 1,350 metres in five holes, four of which were on the Triangle Property and one on the Badger Property. Two of the holes on the Triangle Property were extensions of previously drilled holes to allow for downhole geophysical surveys.

To date none of the drilling by the Company on the younger intrusive targets has intersected the new type of platinum mineralization found in the district. No mineral reserves or mineral resources have been established on any of the properties. The Company is now considering its potential programs for the remainder of 2013 in Thunder Bay in context of its other Canadian and global exploration opportunities.

Providence, Northwest Territories

During the period ending May 31, 2013, $52,000 in exploration costs were incurred on the Company’s Northwest Territories (“NWT”) exploration program. Expenditures from the preceding fiscal year include: research and compilation, camp maintenance, fuel purchase and supply, a gravity survey, geology, diamond drilling and assays. In September 2011, the Company purchased the Providence Copper-Nickel-Cobalt-Platinum Group Metals (“Cu-Ni-Co-PGM”) property from Arctic Star Exploration (“Arctic Star”) for a payment of $50,000 and a 1.0% NSR royalty. During the period the core 11 (eleven) of the 13 original claims have been converted to Lease and annual rent payments of $28,021 (due June 30 annually) have been made. Total acquisition costs to date are $106,092.

The Company has an active land use permit to conduct exploration on the property and maintain a camp.

The property is comprised of 2 mineral claims and 11 mineral leases totaling 133.66km 2 and is located approximately 70km west of the Diavik Diamond Mine, NWT. The property covers approximately 20km of a belt of mafic to ultramafic rocks that is host to the first discovery of magmatic Cu-Ni-Co-PGM massive sulphide mineralization in the Slave Craton. Drilling by the Company and historic drilling by Arctic Star has shown that the Cu-Ni-Co-PGM mineralization is hosted within, and at the base of the ultramafic flow/intrusive sill sequence. The dimensions of the massive sulphide mineralization defined to date ranges in thickness from 0.3m to 5.0m and have been intercepted in drilling over a 75m strike length and down for 300m. The mineralized horizon has been drill tested over a 450m strike length to the east where disseminated sulphides with anomalous PGM values occur. The mineralized horizons remain open to depth and the eastern hole shows there is possibility of further horizon development along the belt.

Since acquisition, the Company has completed a total of 3150m of diamond drilling in 14 holes. Exploration programs in the year to date consisted of camp supply, and diamond drilling with assays. Work on the property commenced in mid-March, 2012. A step out drill program to further define the extents of known Cu-Ni-Co-PGM mineralized zone was completed by August 15, 2012.

The following table details assay results for massive sulphide intercepts from the 2012 diamond drilling program at Providence:

Hole ID	from (m)	to (m)	length(1)	Ni (%)	Cu (%)	Co (%)	Pt (g/t)	Pd (g/t)	2PGE (g/t)
PR12-04	185.85	190.10	4.25	1.62	1.04	0.15	0.13	1.90	2.03
PR12-08	271.95	275.60	3.65	1.79	1.41	0.15	0.12	2.16	2.28
PR12-08	278.17	280.10	1.93	1.40	2.09	0.12	0.07	1.59	1.66

Notes:

(1)	True thickness is approximately 87% of the intercept length.
(2)

Grades are based on assay results. There has been insufficient drilling to define a mineral resource and it is uncertain if further exploration will result in exploration targets being delineated as a mineral resource.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

Ni-Cu-Co-PGM grade values are consistent with near surface (maximum 115 metre vertical depth) massive sulphide intercepts by previous operators and the mineralization remains open at depth.

Significant grades from disseminated sulphide mineralization intercepts in the 2012 drilling program at Providence include:

Hole ID	from (m)	to (m)	length(1)	Ni (%)	Cu (%)	Co (%)	Pt (g/t)	Pd (g/t)	2PGE (g/t)
PR12-01	156.05	161.80	5.75	0.31	0.81	0.03	0.73	1.78	2.51
PR12-02	109.35	112.40	3.05	0.16	0.49	0.01	0.33	0.73	1.06
PR12-02	124.20	125.25	1.05	0.19	3.08	0.02	0.55	1.50	2.05
PR12-12	88.00	88.70	0.70	0.40	0.20	0.03	0.51	0.77	1.28

Notes:

(1)	True thickness is approximately 90% of the intercept length.
(2)

Grades are based on assay results. There has been insufficient drilling to define a mineral resource and it is uncertain if further exploration will result in exploration targets being delineated as a mineral resource.

No mineral reserves or mineral resources have been established on any of the properties. Currently the company is assessing the results in order to make a decision on further exploration work.

3. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) Results of Operations

Quarter Ended May 31, 2013

For the quarter ended May 31, 2013, the Company incurred a net loss of $10.08 million (May 31, 2012 – loss of $2.2 million.) General and administrative expenses totaled $0.70 million (May 31, 2012 - $1.09 million). A foreign exchange loss of $10.69 million was recorded for the quarter (May 31, 2012 - $1.90 million), with the greater loss being due to the weaker Rand at quarter end when the Company’s cash balances held in Rand were translated into Canadian dollars. Other comprehensive loss for the quarter increased as a result of the translation of assets carried in Rand in our South African subsidiaries to their Canadian dollar value at quarter end. At May 31, 2013, the Rand was valued at approximately 9.74 Rand to the Canadian Dollar versus 8.24 at May 31, 2012.

Interest earned in the quarter totaled $1.38 million as compared to $0.96 million in the comparative quarter. The higher interest earned is due to higher cash holdings.

Nine Months Ended May 31, 2013

For the nine months ended May 31, 2013, the Company incurred a net loss after taxes of $10.97 million (May 31, 2012 – loss of $ 7.03 million.) General and administrative expenses totaled $4.18 million (May 31, 2012 - $4.20 million). Stock based compensation expenses totaled $1.17 million (May 31, 2012 - $1.96 million). The difference in stock based compensation resulted from changes in the number of stock options granted, share price volatility and interest rates. Foreign exchange loss during the period was $9.17 million (May 31, 2012– $3.34 million) as a result of the decreased value of cash balances held in Rand by the Canadian entity when translated to Canadian dollars at quarter-end.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

Interest earned in the nine months ended May 31, 2013 totaled $3.95 million as compared to $3.12 million in the comparative period. The higher interest earned is due to higher cash holdings, including higher Rand balances, which earn a higher interest rate as compared to dollar balances.

Quarterly Financial Information

The following table sets forth selected quarterly financial information for each of the last eight quarters:

Quarter Ending (3)	Interest & Other Income(1)	Net (Loss)	Basic (Loss) Earnings
		Income (2)	per Share
May 31, 2013	$1,376,357	($10,076,999)	($0.03)
February 28, 2013	$1,984,236	$194,162	($0.00)
November 30, 2012	$586,490	($1,082,911)	($0.01)
August 31, 2012	$823,419	($3,560,515)	($0.02)
May 31, 2012	$959,328	($2,206,471)	($0.01)
February 29, 2012	$1,078,128	$498,107	$0.00
November 30, 2011	$1,083,092	($5,320,030)	($0.03)
August 31, 2011	$1,805,073	$352,450	$0.01

Explanatory Notes:

(1)

The Company earns interest income from interest bearing accounts and deposits. The balance of funds held in Rand can also affect the amount of interest earned, as Rand balances earn significantly higher rates of interest than can be earned at present in Canadian dollars.

(2)

Net (loss) income by quarter is often materially affected by the timing and recognition of large non-cash items. It is also significantly impacted by the movement of the Rand against the Canadian dollar as the Company holds a significant portion of its cash in Rand, which must be translated to Canadian dollars at the end of the reporting period. In the quarter ended May 31, 2013, the Company incurred a loss of $10.67 million due to movement in the Rand. The net loss in the quarter ended August 31, 2012 was impacted by the write down of an item of property, plant and equipment for $0.44 million. The quarter ended May 31, 2012 included a foreign exchange loss of $1.90 which was due to the weakening of the Rand against the Canadian dollar. In the quarter ended February 29, 2012, the movement of the rate had an opposite effect resulting in a gain on foreign exchange of $1.73 million. The quarter ended November 30, 2011 included a foreign exchange loss of $3.2 million as the Rand weakened in that quarter. The quarter end November 30, 2011 also included a non-cash expense for stock based compensation of $1.91 million. The quarter ended August 31, 2011 included a foreign exchange loss of $3.37 million due to the movement of the Rand against the Canadian dollar and an accrual for a future income tax recovery of $2.07 million related to mineral property expenditures. The quarter ended May 31, 2011 included a non-cash charge for stock based compensation in the amount of $2.9 million.

B) Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

C) Trend Information

Other than the financial obligations as set out in the table provided at Item F) below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital through debt financing, by issuance of securities, or by a sale or partnering of project interests in order to meet its ongoing cash requirements. See discussions at item 3. A) “Results of Operations” above and at item F). “Liquidity and Capital Resources” below.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

D) Related Party Transactions

During the nine months ended May 31, 2013 an amount of $102,000 (May 31, 2012 - $134,000) was paid to independent directors for directors fees and services. At May 31, 2013, $nil was included in accounts payable May 31, 2012 - $nil).

During the nine months ended May 31, 2013 an amount of $488,250 (May 31, 2012 - $514,886) was paid to non-independent directors for directors fees and services. At May 31, 2013, $nil was included in accounts payable (May 31, 2012 - $nil).

During the nine months ended May 31, 2013, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to Nextraction Energy Corp. (“Nextraction”), a company with three directors in common (R. Michael Jones, Frank Hallam and Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $80,500 (May 31, 2012 - $111,800) during the period from Nextraction.

During the nine months ended May 31, 2013, the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to West Kirkland Mining (“WKM”), a company who had three directors in common (R. Michael Jones, Frank Hallam and Eric Carlson; N.B. -Subsequent to May 31, 2013 Eric Carlson ceased to be a director of WKM). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $76,500 (May 31, 2012 - $76,500) during the period from WKM.

During the quarter ended November 30, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a director in common (Eric Carlson). During the nine months ended, the Company accrued or paid Anthem $138,356 under the office lease agreement (May 31, 2012 - $81,017). This office lease will terminate in July 2013.

All of the above transactions are in the normal course of business and were completed and measured at estimated market rates.

E) Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

F) Liquidity and Capital Resources

On December 6, 2012 the Company announced that a syndicate of lead arrangers had obtained credit committee approval for a US$260 million Project Loan Facility for the construction of the Project 1 platinum mine. The credit approval is not subject to further syndication prior to closing. Closing and draw down of the loan facility will now be subject to the negotiation and execution of final documentation and satisfaction of conditions precedent.

On December 10, 2012 and December 12, 2012 the Company announced and then priced an offering of 225,000,000 common shares at a price of $0.80 per common share, for aggregate gross proceeds of $180,000,000. Closing of the offering occurred on January 4, 2013 for net proceeds to the Company of $169,212,000, after underwriters’ fees and other expenses of the offering.

In October 2012, Maseve entered into an agreement with a third party insurer whereby a bond would be posted to the credit of the DMR in satisfaction of the Company’s R58.5 million (approximately $7.56 million at the time) environmental guarantee for its Mining Right. As a term of the agreement with the third party insurer, in October 2012, Maseve posted R12 million on deposit with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately R12 million per annum until the full amount of the environmental guarantee is again on deposit and the third party arrangement will be wound up, or renewed at Maseve’s election. Interest on deposits will accrue to Maseve. Maseve will also pay an annual fee of approximately R600,000 to the insurer as compensation against their providing the bond described above.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

Accounts receivable at quarter end totaled $7.60 million (August 31, 2012 - $4.7 million) being comprised mainly of value added taxes refundable in South Africa and amounts owed by joint venture partners. Accounts payable and accrued liabilities at period end totaled $9.02 million (August 31, 2012 - $7.78 million).

Apart from net interest earned on cash deposits during the period ended May 31, 2013 of $1.38 million (May 31, 2012 - $1.08 million), the Company had no sources of income. The Company’s primary source of capital has been from the issuance of equity. At May 31, 2013 the Company had unrestricted cash and cash equivalents on hand of $135.9 million compared to $17.67 million at August 31, 2012. The increase in cash since August 31, 2012 is primarily due to the Company’s equity offering closed on January 4, 2013 less expenditures on Project 1 and ongoing general and administration costs. At May 31, 2013 exchange rates, and including interest earned, an additional cash balance of $16.7 million (August 31, 2012 - $30.51) remained in escrow in a restricted cash account on behalf of Wesizwe. To May 31, 2013 a total of $32.81 million (May 31, 2012 – $13.85 million) has been applied from escrow against Wesizwe’s 26% share of project expenditures.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s continuing obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations. Apart from a possible buy-out of the War Springs and Tweespalk projects, which optional acquisition payments are included in explanatory notes to the following table, the Company has no other property acquisition payments due to vendors under mineral property option agreements. The Company has no long term debt or loan obligations.

Payments by period in Canadian Dollars

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years
Payments (War Springs & Tweespalk)(1)	$15,552	$31,104	$15,552	-	$62,208
Lease Obligations	268,087	305,487	397,800	632,400	1,603,774
Eskom–Power(2)	9,295,247	-	-	-	9,295,247
Magalies Water	5,237,700	9,345,700			14,583,400
Insurance contracts	133,223	-	-	-	133,223
Mill & Concentrator Plant	13,393,033	3,334,393	-	-	16,727,426
Mining Equipment	10,745,192	-	-	-	10,745,192
Other Property Expenditures	6,057,703	5,573			6,063,276
Totals	$45,145,737	$13,022,257	$413,352	$632,400	$59,213,746

Explanatory Notes:

(1)

The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The Company has the option to settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare.

(2)

The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with ESKOM. Under the agreement the Company is scheduled to receive connection and service for a 10MVA construction power supply in 2013. A total 40 MVA production power supply is now planned for delivery in stages to 2017. Remaining connection fees and guarantees for the full service total Rand total 90,508,735 ($9,295,247 at May 31, 2013).

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

Subsequent to May 31, 2013 the Company waived an outstanding condition precedent to a water off-take agreement with the Majalies Water Board for the long term supply of water to the Project 1 mine site. The agreement is now in effect. Pursuant to a 50/50 sharing agreement with Wesizwe, now in process of execution, the Company will be responsible for the cost of regional infrastructure to deliver water to the Project 1 mine site in an amount not to exceed R73.0 million (approximately $7.50 million at May 31, 2013).

As at July 12, 2013 the Company held approximately $152 million in total cash on hand, which is sufficient to fund the estimated general, exploration and development operations of the Company for calendar 2013. However the Company does not have adequate funds to complete construction of the mine at Project 1. The Company requires additional financing from external sources, such as the planned Project Loan Facility, in order to meet the requirements of its business plan through 2014 and carry out the future development of its projects.

The Company is advancing the planned Project Loan Facility. A range of cost over-run facilities from $50 million to $100 million has been proposed by the Lenders. A final assessment of the required cost over-run account will be made prior to financial close of the Project Loan Facility. Depending upon the final determination of the size of the cost over-run facility, prevailing metal prices, prevailing currency exchange rates and the estimated cost to complete Project 1 at the time the Project Loan Facility is financially closed, the Company may require additional funding to complete Phase 2. If such additional funding is required, the Company will seek such funding from equity or debt sources. There can be no assurance that the planned Project Loan Facility will close. In the event that Company’s planned US$260 million Project Loan Facility is not completed and available to the Company by the end of calendar 2013, the Company would need to alter its business plan.

At the present time, no binding commitments have been signed by the Lenders with respect to the Project Loan Facility. Credit committee approval has been obtained, subject to conditions precedent, and the Project Loan Facility is in negotiation and finalization of definitive documentation. However, the Lenders are under no obligation to provide the Project Loan Facility on any particular set of terms, or at all. The completion of the Project Loan Facility is subject to a number of risks, including, without limitation, risks relating to changes in general market conditions, the condition of the Company or its properties, and economic, social or political conditions in South Africa. No assurances can be given that such facility will be consummated on any particular timeline or on the terms described herein, or at all. Funding under the Project Loan Facility, if consummated, is expected to be subject to certain conditions, including, without limitation, that the Company acquire and maintain all requisite permits and licenses and establish an agreed metals hedging program. The Company may be unable to satisfy such conditions on favourable terms, or at all. In particular, if the Project Loan Facility is consummated, any inability of the Company or Wesizwe to fund their required equity contributions thereunder will prevent funding and utilization of such facility and may result in a default thereunder, or in the case of Wesizwe being unable to fund, the Company may be required to fund the shortfall to avoid a default under such facility.

Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At May 31, 2013, there were 402,759,542 common shares outstanding, 16,108,500 incentive stock options outstanding at exercise prices of $0.96 to $2.57. At July 12, 2013, there were 402,759,542 common shares outstanding and 16,108,500 incentive stock options outstanding. During the period ending May 31, 2013, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant or otherwise.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

4. OUTLOOK

The Company’s key business objectives for 2013 and into 2014 will be to close the Project Loan Facility, continue with the underground development and mine construction at Project 1 and continue exploration at Waterberg on both the Joint Venture area and the Extension area. The equity financing which closed on January 4, 2013 is intended to permit the Company to advance Project 1 development as generally outlined in the 2009 UFS and continue exploration at Waterberg in 2013. The grant of pending exploration permits for the Waterberg Extension area, now under registered application by the Company and Mnombo, would allow the Company’s exploration efforts to expand northward along strike from the Waterberg Joint Venture property where drilling is now underway in partnership with JOGMEC.

As discussed above, the Company is seeking to secure a US$260 million Project Loan Facility to provide a substantial portion of the required forward funding of the Project 1 platinum mine. Credit committee approval by the Lenders was announced on December 6, 2012 and the Project Loan Facility is advancing through negotiation and completion of definitive documentation. See “Project 1- Senior Loan Facility” and “Liquidity and Capital Resources” above for a further discussion.

Commencement of Phase 2 development at Project 1 began in January 2013 and will utilize the Company’s and Wesizwe’s cash on hand in measured stages in early 2013 until the planned Project Loan Facility is completed and in place. Should the Project Loan Facility be completed, then development will proceed as planned. Phase 2 will include a second decline access south of the current twin decline development, underground lateral development, a milling and concentrating facility and tailings impoundment area.

In the event that the planned US$260 million Project Loan Facility is not completed and available to the Company by the end of calendar 2013, the Company would need to alter its business plan. A first alternative business plan would be the sourcing and completion of alternative debt and/or equity financing in order to complete the existing Phase 2 development schedule, although there is no guarantee that such funding would be available to the Company. A second option would be the suspension of Phase 2 development and the potential sale of ore from underground workings at Project 1 established under Phase 1. In this second scenario, a milling and concentrating facility would not be immediately built and the construction of such facilities would be postponed until funding became available.

On September 5, 2012, Maseve received notice from RPM regarding RPM’s exercise of its 60-day right of first refusal to purchase the off-take of concentrate from Project 1 on terms equivalent to terms agreed to by Maseve with another commercial off-taker. A formal off-take agreement was executed with RPM in April 2013 based on the third party indicative terms described above. The indicative terms from the other commercial off-taker do not vary substantially from the terms modeled in the 2009 UFS.

The Company plans to continue working with its joint venture partner JOGMEC, who is also providing funding, to conduct exploration on the Waterberg Joint Venture project. Since the November 9, 2011 announcement of the discovery of new PGE bearing reefs at Waterberg, exploration has been accelerated on the project. Drilling was undertaken in 2012 and then again from January 2013 for several months with 15 rigs. At present the number of active drilling rigs at Waterberg is being scaled back as the planned drilling on the joint venture area for 2013 is nearing completion. An updated resource estimate for the Waterberg Joint Venture project is planned for August 2013. A preliminary economic assessment is also being undertaken for the Joint Venture project and is targeted for completion at the end of 2013. The Company expects that the Waterberg Extension Licenses will be granted in mid-2013 at which time the Company and BEE partner Mnombo plan to drill the modelled northward strike extension of the Waterberg deposit.

5. CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in note 3 of our audited annual consolidated financial statements for the year ended August 31, 2012.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan. The fair value of each option award is estimated on the date of the grant using the Black- Scholes option pricing model. Expected volatility is based on historical volatility of our share price. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of close down and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for close down and restoration costs.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the quarter ended May 31, 2013

6. DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Changes in Internal Controls over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the quarter ended May 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

7. OTHER INFORMATION

Additional information relating to the Company for the period ending May 31, 2013 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2012 together with the notes thereto as well as the Company’s 2012 Annual Information Form.

On July 10, 2012, the Company announced that its board of directors had approved the adoption of a shareholder rights plan dated July 9, 2012 subject to shareholder approval. The shareholder rights became effective, subject to shareholder ratification within six months of the date the shareholder rights plan was adopted. The shareholders rights plan was voted upon and approved by shareholders at the Company’s annual general meeting on January 8, 2013.

LIST OF DIRECTORS AND OFFICERS

a)	Directors:	b)	Officers:
	R. Michael Jones		R. Michael Jones (Chief Executive Officer)
	Frank R. Hallam (Secretary)		Frank R. Hallam (Chief Financial Officer)
	Iain McLean		Peter C. Busse (Chief Operating Officer)
	Eric Carlson		Kris Begic (VP, Corporate Development)
Barry W. Smee
Timothy Marlow